MIDWEST ENERGY, INC.

A wholly owned subsidiary of EnerJex Resources, Inc.

August 10, 2007

Euramerica Energy Inc.

c/o Antonio Beccari, President

Via Petronance, 13

25124 Brescia, Italy

Re:	Amended and Restated Well Development Agreement and

Option for “Gas City Property (Iola & Teats)”

Dear Mr. Beccari:

We originally entered into a letter agreement on or about July 12, 2007 describing the terms for proceeding with an exploration and development program on the leases owned by Midwest Energy, Inc., attached hereto as Exhibit “A” (the “Property”). This letter supersedes and replaces all terms of the July 12, 2007 letter agreement and Midwest has agreed to commence a development initiative upon the Property under the following terms as described in this Amended and Restated Letter Agreement.

Further, Euramerica desires to solidify an option to purchase the Property through March 1, 2008 at an agreed upon value of One Million Two Hundred Thousand United States Dollars ($1,200,000.00 US) (the “Purchase Price”). This value represents the purchase price plus capital invested by Midwest in the development of the Property to date.

AGREEMENT

Midwest owns, controls or represents the following

1)	The Property consists of approximately 6,600 acres of oil and gas leases located in Allen County, Kansas and further described as the Gas City Field.

2)	Eleven (11) existing wells (the “Midwest Wells”) completed as natural gas producers and operated by Midwest.

3)	Gas gathering system, compressor, tap and dehydration system tied to an interstate pipeline.

4)	One (1) salt water disposal well along with a salt water disposal system for the field.

5)	The Gas City Field is mortgaged to certain lenders pursuant to a certain debenture financing agreement.

Well Development Program

6)

Euramerica agrees to pay Midwest $524,000 on or before August 10, 2007. $250,000 shall be used by Midwest for exploratory drilling, logging and testing on as many test wells the funds will allow, which shall include the casing and plugging costs associated therewith. Midwest will analyze the test wells, discuss the results with Euramerica, and Midwest and Euramerica shall mutually decide on the appropriation of an additional $250,000, with the goal of putting on production up to five wells (only the wells that are completed and producing shall be defined as the “Euramerica Wells”) on the Property. However, Midwest cannot guarantee Euramerica that any wells will be completed or put on production. In the event Midwest encounters a promising gas or oil well during the exploration drilling program, Midwest will consult with Euramerica and the parties will mutually agree whether or not to immediately complete the well and put the well on production. The remaining $24,000 shall be used for the use of a rotary screw for seven months and to install a separator.

7)	The payment described above shall be subject to a + 10% adjustment based upon actual fees and expenses associated with the exploration and development plan.

8)	Midwest shall drill and complete the Euramerica Wells on or before November 10, 2007.

9)

Midwest will be the Operator of the Euramerica Wells, as such all decisions about the operations of the Euramerica Wells will be at the discretion of Midwest. Location of the wells will be upon agreement of Euramerica and Midwest.

10)	Further, Midwest as the Operator will be responsible for the payment of all royalties and interests on the Euramerica Wells.

11)

Midwest shall own all of the production from the Euramerica Wells and all assets associated with the Euramerica Wells. There will be no transfer of assets or ownership of the Property to Euramerica until the full Purchase Price is paid.

12)	Midwest shall be paid a 10% management fee for its services, which shall be paid from the Net Revenue Interest (“NRI”) from production of the Euramerica Wells.

13)

For purposes of this Letter, NRI means the proceeds from the sale of hydrocarbons (crude oil and/or natural gas) less all cost necessary to cause, maintain, and transport the production of hydrocarbons from the Euramerica Wells. Cost may include but not be limited to the following: royalty interest, over-riding royalty interest, severance taxes, property taxes, product transportation and marketing costs, well work over cost, maintenance cost, supervision cost, insurance cost, and administrative cost.

14)

On a monthly basis (on or before the 10th day of each month, commencing in November 2007) Midwest shall pay Euramerica 90% of the NRI generated from the Euramerica Wells. Midwest shall provide Euramerica with a monthly accounting of the revenues and production from the Euramerica Wells at the same time Midwest makes the monthly payment to Euramerica.

Property Option

15)

Euramerica shall, upon payment of the $524,000 described under “Well Development Program” above, be granted an option (the “Option”) to purchase the Property through March 1, 2008 at 5:00 P.M. Central Standard Time (the “Option Expiration Date”) at the Purchase Price set forth above.

16)

If Euramerica desires to exercise the Option, the Purchase Price shall be paid either in full or at Euramerica’s sole option in four (4) equal quarterly installments of Three Hundred Thousand United States Dollars ($300,000.00US). For example, if Euramerica exercises the Option on January 31, 2007 the first $300,000 payment would be paid immediately with the following three payments made on April 30, 2008, July 31, 2008 and October 31, 2008. Notwithstanding anything above, Euramerica shall have the right to pay any part of the Purchase Price at any time between January 1, 2008 and March 1, 2008, upon giving Midwest 45 days prior notice. In addition, if Euramerica decides to pay the Purchase Price in installments, Euramerica shall have the right to accelerate the installment payments at any time after the initial option exercise; however in no event can Euramerica make installment payments less frequently than quarterly.

17)

On or before August 10, 2007, Midwest will use its best efforts to obtain a letter or other authorization from its secured lender specifying the lender’s intent to release all liens on the Property upon full payment of the Purchase Price.

18)	Title to the Property will only transfer to Euramerica upon payment of the full Purchase Price.

19)

On or before August 10, 2007, Euramerica and Midwest shall use their respective best efforts to negotiate and finalize a Formal Letter Agreement, Joint Operating Agreement and Agreement for Accounting Procedures (the “Operating Agreements”) relating to the operation of the Property by Midwest following the purchase by Euramerica.

20)	Midwest and Euramerica will execute the Operating Agreements concurrent with the Euramerica exercise of the Option.

21)  Upon payment of the first Purchase Price installment or the entire Purchase Price, Midwest’s 10% management fee shall be converted into a 5% carried working interest in the Property. At pay-out of the project’s total expenses from revenue, Midwest’s five percent (5.0%) carried interest shall convert to a twenty-five percent 25.0%) working interest in and to the Property as set forth in the Operating Agreements.

Failure to Exercise Option or Make Installment Payments

22)

If Euramerica for any reason does not exercise the Option before the Option Expiration Date, all funds paid by Euramerica to Midwest shall be accounted for and Midwest shall continue to pay Euramerica the 90% of the NRI from the Euramerica Wells until the funds are fully repaid. Following repayment, Euramerica will not have any interest in the Property or the Euramerica Wells.

23)

If Euramerica fails to make any of the quarterly installment payment of the Purchase Price, subject to a fifteen (15) day grace period, all of the Operating Agreements shall be rendered null and void and Midwest shall account for all funds paid by Euramerica to Midwest. Midwest shall pay Euramerica 90% of the NRI from the Euramerica Wells until the funds are fully repaid. (For example, if Euramerica makes the first two installments payments [$600,000] but thereafter defaults, Midwest would repay the $600,000 plus $524,000 [total of $1,124,000] minus any payments from the Euramerica Wells made to Euramerica from the date of this Letter through the default date). Any repayment made by Midwest shall be due and payable solely from the NRI generated from the Euramerica Wells. Following repayment, Euramerica will not have any interest in the Property or the Euramerica Wells.

24)

If Euramerica fails to exercise the Option or defaults on any of the installment payments, Midwest shall have the right to sell the Property. Midwest shall cause the purchasing company/entity to either (i) honor the Euramerica default payout of 90% of the NRI from the Euramerica Wells, or (ii) transfer title and ownership to the Euramerica Wells to Euramerica.

Drilling Commitment

25)

Upon exercise of the Option, Euramerica agrees to pay Midwest $2,000,000 on or before August 31, 2008 to drill, complete and put on production (including the remaining wells of Article 6, the Teats secondary recovery and any modification required to the Surface Production Facility) on the Property as the funds will allow during 2008. However, Midwest cannot guarantee any of the exploratory wells will be of sufficient quality to complete. Midwest will continue to act as Operator on a cost plus 17.5% basis for all wells drilled.

26)

If Euramerica fails to fund the $2,000,000 before August 31, 2008 and has not paid the full Purchase Price, subject to a fifteen (15) day grace period, all of the Operating Agreements shall be rendered null and void and Midwest shall account for all funds paid by Euramerica to Midwest. Midwest shall pay Euramerica 90% of the NRI from the Euramerica Wells until the funds are fully repaid solely from the NRI generated from the Euramerica Wells. Following repayment, Euramerica will not have any interest in the Property or the Euramerica Wells.

General Terms

27)

The terms of this Letter shall be binding on Midwest and Euramerica until such time as this Letter is superseded by another written agreement or otherwise supplemented by the Operating Agreements, when effective.

28)

The parties warrant employing good faith, due diligence, and best efforts in the performance of this Letter. In the event of any dispute, the parties shall employ the terms hereof and terms standard in the oil and gas industry where not addressed by agreements.

29)

This Letter (a) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings both written and oral, between the parties with respect to the subject matter hereof and (b) shall not be assigned by operation of law or otherwise.

30)

If any provision of this Letter, or the application thereof to any person or circumstance, is held invalid or unenforceable, the remainder of this Letter, and the application of such provision to other persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Letter are agreed to be severable.

31)	This Letter shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to the principles of conflicts of law thereof.

32)	This Letter may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

33)	The parties have agreed to split (50/50) all legal fees associated with drafting this Letter, the Operating Agreements and other fees associated with the transactions set forth or contemplated herein.

34)

The parties have both voluntarily chosen Stoecklein Law Group to act as legal counsel to Euramerica and Midwest in connection with the preparation of this Letter and the Operating Agreements and the transactions contemplated hereby and thereby. The Stoecklein Law Group has not been engaged to protect or represent the independent interests of either Euramerica or Midwest with respect to the preparation of this Letter, the Operating Agreements or any other Agreement or the transactions contemplated hereby or thereby. Euramerica and Midwest have carefully considered the foregoing and hereby approves the Stoecklein Law Group’s representation of Euramerica and Midwest.

Euramerica and Midwest further acknowledge that actual or potential conflicts of interest exist between Euramerica and Midwest, that their respective interests will not be represented by independent legal counsel unless Euramerica and Midwest engages separate counsel on its own behalf, and that they have been afforded the opportunity to engage and seek the advice of its own legal counsel before executing this Letter; and (b) agrees that, in the event of any disputes between Euramerica and Midwest, the Stoecklein Law Group will not represent either Euramerica or Midwest.

Sincerely,

Midwest Energy, Inc.

/s/ Steve Cochennet

Steve Cochennet

President, CEO

Agreed to and accepted this 10th day of August, 2007

Euramerica Energy Inc.

By: /s/ Antonio Beccari
Antonio Beccari, President